Sub-Item 77C

               SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

          INVESCO VAN KAMPEN V.I. GLOBAL TACTICAL ASSET ALLOCATION FUND

A Special Meeting ("Meeting") of Shareholders of Van Kampen Life Investment Trust Global Tactical Asset Allocation Portfolio was held on Tuesday, May 11, 2010. The Meeting was held for the following purpose:

(1)  Approve an Agreement and Plan of Reorganization.

The results of the voting on the above matter were as follows:

                                                                        Votes     Votes      Broker
Matter                                                     Votes For   Against   Abstain   Non-Votes
------                                                     ---------   -------   -------   ---------
(1)  Approve an Agreement and Plan of Reorganization ...   8,481,729   124,146   693,606       0